NOL

RECEIVED

2007 SEP 21 A 7:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 September 2007

By Courier

07026851

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 8, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED

SEP 26 2007

THOMSON
FINANCIAL

Marjorie Wee (Ms)
Company Secretary

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 17Sep07.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	17-Sep-2007 17:15:07
Announcement No.	00053

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 8, 2007
Description	Attached is the operating performance for the 4 weeks (Period 8) from 28 July 2007 to 24 August 2007.
Attachments:	NOL_Operating_Performance_for_P8_2007.pdf Total size = **33K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

17 September 2007

NOL's liner operating performance metrics for the 4 weeks (Period 8) from 28 July 2007 to 24 August 2007 are as follows:

	Period 8, 2007	Period 8, 2006	% Change		YTD 2007	YTD 2006	% Change
Liner							
a) Volume (FEU)	189,600	171,300	11		1,496,500	1,349,900	11
b) Average Revenue Per FEU (US$/FEU)	2,910	2,651	10		2,661	2,650	0.4

For the four weeks of P8, 2007, liner volumes increased 11% over the same period last year reflecting continued strong container demand growth. Average revenue per FEU (Forty-foot Equivalent Unit) continued to improve, showing a 10% increase over the corresponding period last year.

P8 YTD liner volumes also increased by 11% over the corresponding period last year, while YTD average revenue per FEU has recovered to 0.4% above the P8 YTD, 2006 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 8, 2007)



APL Average Revenue per FEU (2005-2007)
Period 8, 2007
Y-o-Y : +10%
US$/FEU
3,000
2,800
2,600
2,400
2,200
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
Period

END